UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F  ☐ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date	February 3, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Company

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The announcement of China Eastern Airlines Corporation Limited (the “Company”) in relation to the dilution of current returns by the non-public issuance of shares and remedial measures, which is published by the Company on the website of the Shanghai Stock Exchange (www.sse.com.cn) (the “Announcement”), is reproduced herein for your reference.

This announcement was originally prepared in Chinese and the English version is for reference only. If there is any discrepancy between the English and Chinese version, the Chinese version shall prevail. In accordance with the Certain Opinions of the State Council on Further Promoting the Sound Development of Capital Markets (Guo Fa [2014] No. 17) (《國務院關於進一步促進資本市場健康發展的若干意見》( 國發 [2014]17 號 )), the Opinions of the General Office of the State Council on Further Strengthening the Work of Protection of the Legitimate Rights and Interests of Minority Investors in the Capital Markets (Guo Ban Fa [2013] No. 110) ( 《 國 務 院 辦公廳關於進一步加強資本市場中小投資者合法權益保護工作的意見》( 國辦發 [2013]110 號 )) and the Guidelines on Matters concerning the Dilution of Current Returns of the Initial Offering, Refinancing and Major Asset Restructuring (CSRC Notice [2015] No. 31) (《關於首發及再融資、重大資產重組攤薄即期回報有關事項的指導意見》( 證監會公告[2015]31 號)), in order to protect the rights to information and interests of minority investors, the Company has made careful analysis on the impact of dilution of current returns caused by the non-public issuance of A shares and has formulated specific remedial measures for the diluted current returns. The proposal in relation to the dilution of current returns caused by the non-public issuance of A shares and the adoption of remedial measures is required to be approved by the Board and the Shareholders.

The range of “net profit attributable to shareholders of the listed company” and the “net profit attributable to shareholders of the listed company after deducting non-recurring profit and loss” for the year ended 31 December 2020 (collectively, the “FY2020 Unaudited and Estimated Range of Net Profits”), the “net profit attributable to shareholders of the listed company” and the “net profit attributable to shareholders of the listed company after deducting non-recurring profit and loss” for the year ended 31 December 2020 and for the year ending 31 December 2021 (collectively, the “Relevant Information”) in the Announcement constitute profit forecast for the purpose of Rule 10 of the Takeovers Code. However, Shareholders and other investors should note that the Relevant Information has not been prepared to a standard required under Rule 10 of the Takeovers Code and has not been reported on in accordance with Rule 10. As the FY2020 Unaudited and Estimated Range of Net Profits also appear on the announcement of the Company dated 29 January 2021 in relation to the unaudited estimated loss of the Company for the year ended 31 December 2020 (the “Estimated Loss Announcement”), they will be reported on as part of the profit forecast contained in the Estimated Loss Announcement in accordance with Rule 10 of the Takeovers Code as soon as practicable and the relevant reports will be set out in the next document to be sent to the Shareholders in relation to the Non-public Issuance of A Shares, unless the annual report and audited financial statements of the Company for the year ended 31 December 2020 has been published prior to such next document to be sent to the Shareholders. The Relevant Information other than the FY2020 Unaudited and Estimated Range of Net Profits will not be reported on in accordance with Rule 10. Therefore, the Relevant Information should not be relied upon as a forecast of any future profitability or other financial position of the Company. Shareholders and other investors should exercise caution when reading and interpreting the Relevant Information and when assessing the merits or demerits of the non-public issuance of A shares and dealing or investing in the shares or other securities of the Company.

An application has been made to the Executive for a waiver from the reporting on requirements set out in Rule 10 of the Takeovers Code, and the Executive has indicated that it is minded to grant such waiver.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 2 February 2021

As at the date of this announcement, the Directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.